Exhibit 99.1

EMERALD HEALTH THERAPEUTICS, INC.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three months ended March 31, 2020 and 2019

(In Canadian Dollars)

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3
Condensed Interim Consolidated Statements of Changes in Equity	4
Condensed Interim Consolidated Statements of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements

Note 1	Nature and Continuance of Operations	6	Note 11	Convertible Debenture	18
Note 2	Significant Accounting Policies and Judgements	6	Note 12	Share Capital	18
Note 3	Accounts Receivable	8	Note 13	Share-based Compensation	19
Note 4	Biological Assets	8	Note 14	Warrants	21
Note 5	Inventory	10	Note 15	Leases	22
Note 6	Property, Plant and Equipment	11	Note 16	Revenue	23
Note 7	Business Combinations	12	Note 17	General and Administrative Expenses	23
Note 8	Intangible Assets	13	Note 18	Segmented Information	24
Note 9	Investment in Joint Venture	13	Note 19	Financial Instruments	24
Note 10	Related Party Transactions	16	Note 20	Capital Management	26
			Note 21	Subsequent Events	26

EMERALD HEALTH THERAPEUTICS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	March 31	December 31
	2020	2019

ASSETS

Current
Cash and cash equivalents (Note 2 (d))	$581	$2,525
Accounts receivable (Note 3)	1,105	1,925
Biological assets (Note 4)	4,803	4,159
Inventory (Note 5)	6,615	6,588
Prepaid expenses	510	327
Due from related parties (Note 10)	201	201
Total current assets	13,815	15,725

Plant and equipment (Note 6)	40,723	41,400
Plant under construction (Note 6)	8,532	8,407
Deposits on materials and equipment	788	886
Refundable deposits	196	196
Intangible assets (Note 8)	19,213	19,526
Right-of-use assets (Note 15)	5,429	5,628
Goodwill	169	169
Long-term investment	99	81
Investment in joint venture (Note 9)	67,759	64,603
Total non-current assets	142,908	140,896

TOTAL ASSETS	$156,723	$156,621

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$11,733	$10,941
Deferred payment (Note 7(b)(i))	8,193	7,818
Payable to joint venture (Note 9)	-	710
Due to related parties (Note 10)	3,375	6,218
Total current liabilities	23,301	25,687

Lease liability (Note 15)	5,771	5,944
Convertible Debenture (Note 11)	22,272	21,823
TOTAL LIABILITIES	$51,344	$53,454

SHAREHOLDERS' EQUITY
Share capital (Note 12)	243,188	237,151
Warrants (Note 14)	2,614	2,449
Convertible Debt Reserves (Note 11)	383	383
Contributed surplus	29,035	28,146
Accumulated deficit	(168,930)	(164,196)
TOTAL SHAREHOLDERS' EQUITY	106,290	103,933
Non-controlling interest	(911)	(766)

TOTAL LIABILITIES AND EQUITY	$156,723	$156,621

Nature and continuance of operations (Note 1)
Events after the reporting period (Note 21)

On behalf of the Board of Directors:

/s/ Punit Dhillon	/s/ Jim Heppell
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONDENSED INTERIM CONSOLDIATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months	Three months
	ended	ended
	March 31	March 31
	2020	2019

Revenue
Sales (Note 16)	$3,333	$2,610
Excise taxes	444	480
Net revenue	2,889	2,130

Cost of sales
Cost of goods sold	2,138	2,705
Production costs	1,040	877
Amortization of Health Canada license (Note 8)	215	920
Inventory write-down (Note 5)	1,054	-
Gain on changes in fair value of biological assets (Note 4)	(644)	(719)
Gross margin	(914)	(1,653)

Expenses
General and administrative (Note 17)	2,781	4,141
Sales and marketing	676	925
Research and development	433	928
Depreciation and amortization (Note 6, 8 and 15)	877	248
Loss on disposal of equipment	203	-
Share-based payments (Note 13)	986	2,023
	5,956	8,265

Loss from operations	6,870	9,918
Share of income from joint venture (Note 9)	(5,205)	(5,812)
Interest income	(13)	(638)
Finance costs and other expenses (Note 7(b)(i) and 11)	1,196	58
Loss on dilution of joint venture ownership	2,049	-
Fair value changes in financial assets (Note 19)	(18)	123
Loss before income taxes	4,879	3,649

NET LOSS AND COMPREHENSIVE LOSS	4,879	3,649

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	4,734	3,444
Non-controlling interest (Note 7(a)(i))	145	205
	4,879	3,649

Net loss per common share
Basic and diluted	$0.03	$0.03

Weighted average number of common shares outstanding
Basic and diluted	174,072,925	142,861,436

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Share Capital		Warrants
								Total	Non-
	# of		# of		Contributed	Convertible	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Debt Reserves	Deficit	Equity	Interest	Equity

Balance, January 1, 2020	160,986,373	$237,151	26,470,671	$2,449	$28,146	$383	$(164,196)	$103,933	$(766)	$103,167

Shares issued on prospectus offering (Note 12)	10,344,827	2,835	-	-	-	-	-	2,835	-	2,835
Share issued on settlement of related party transaction	9,713,666	2,914		-	(97)	-	-	2,817	-	2,817
Share issued on settlement of convertible debt interest	1,322,627	384	-	-	-	-	-	384	-	384
Warrants issued on prospectus offering	-	-	10,344,827	165	-	-	-	165	-	165
Share issuance costs	-	(96)	-	-	-	-	-	(96)	-	(96)
Share-based payments (Note 13)	-	-	-	-	986	-	-	986	-	986
Net loss and comprehensive loss	-	-	-	-	-	-	(4,734)	(4,734)	(145)	(4,879)
Balance, March 31, 2020	182,367,493	$243,188	36,815,498	$2,614	$29,035	$383	$(168,930)	$106,290	$(911)	$105,379

Balance, January 1, 2019	141,443,116	$204,792	8,411,764	$4,360	$14,202	$-	$(52,856)	$170,498	$-	$170,498
Adoption of IFRS 16	-	-	-	-	-	-	(199)	(199)	-	(199)

Balance, January 1, 2019, as restated	141,443,116	204,792	8,411,764	4,360	14,202	-	(53,055)	170,299	-	170,299
Shares issued on stock option exercises (Note 13)	1,418,320	2,767	-	-	(1,982)	-	-	785	-	785
Acquisition of Emerald Health Naturals Inc.	-	-	-	-	-	-	-	-	4,802	4,802
Share issuance costs	-	(153)	-	-	-	-	-	(153)	-	(153)
Share-based payments (Note 13)	-	-	-	-	2,023	-	-	2,023	-	2,023
Net loss and comprehensive loss	-	-	-	-	-	-	(3,444)	(3,444)	(205)	(3,649)
Balance, March 31, 2019	142,861,436	$207,406	8,411,764	$4,360	$14,243	$-	$(56,499)	$169,510	$4,597	$174,107

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months	Three months
	ended	ended
	March 31	March 31
	2020	2019
Operating activities
Net loss	$(4,879)	$(3,649)
Items not involving cash
Depreciation	1,420	1,262
Gain on changes in fair value of biological assets	(644)	(719)
Fair value changes in financial assets	(18)	123
Inventory write-down	1,054	-
Share-based payments	986	2,023
Share of income from joint venture	(5,205)	(5,812)
Interest and accretion expense	824	82
Loss on disposal of asset	203	-
Loss on dilution of joint venture ownership	2,049	-
Changes in non-cash operating working capital
Accounts receivable	820	(888)
Due from related parties	-	(381)
Prepaid expenses	(183)	(148)
Inventory and biological assets	(943)	(867)
Accounts payable and accrued liabilities	1,381	(777)
Due to related parties	(26)	885
Net cash flows used in operating activities	(3,161)	(8,866)

Investing activities
Investment in joint venture (Note 9)	(710)	(2,790)
Acquisition of asset (Note 7)	(379)	(389)
Deposits on material and equipment	(93)	(97)
Sale of plant and equipment	17	-
Purchase of plant and equipment	(132)	(6,012)
Purchase of intangible assets	(116)	(195)
Net cash flows used in investing activities	(1,413)	(9,483)
Financing activities
Payment of lease liabilities	(175)	(68)
Repayment on long-term debt	-	(2,503)
Proceeds from prospectus offering	3,000	-
Share issuance costs	(96)	(153)
Stock option exercises	-	785
Interest paid	(99)	(89)
Net cash flows provided by (used in) financing activities	2,630	(2,028)

Decrease in cash and cash equivalents	(1,944)	(20,377)
Cash and cash equivalents, beginning of year	2,525	36,042
Cash and cash equivalents, end of period	$581	$15,665

Supplemental Information:
Fair value of shares issued to settle outstanding loan amount and trade payables (Note 10)	$2,914	$-
Fair value of shares issued to settle interest on convertible debentures (Note 11)	$384	$-

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

1.	Nature and Continuance of Operations

Emerald Health Therapeutics Inc. (the "Company"), was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007. The Company is classified as a Tier 1 Venture Issuer on the TSX Venture Exchange (the "TSXV”), with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

The Company’s registered and records office is at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company’s principal business is the production, distribution, and sale of cannabis products in Canada, pursuant to the Cannabis Act (Canada) (the “Cannabis Act”).

These condensed interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2020, the Company had not yet achieved profitable operations, had a loss for the three months ended March 31, 2020 of $4,879 and accumulated losses since inception of $168,930. As at March 31, 2020, the Company had $581 in cash and cash equivalents, and subsequent to the quarter ended March 31, 2020, received additional financing of $3,163 as a result of a private placement for $2,100 and through the exercise of warrants for gross proceeds of $1,063 (Note 21). The Company is actively seeking financing alternatives in order to manage current cash flows until such time as the Company is profitable. The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies and Judgements

a)	Basis of Presentation and Measurement

The condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

These condensed interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2019. Accordingly, accounting policies, estimates, and judgements applied are the same as those applied in the Company’s financial statements for the year ended December 31, 2019, unless otherwise indicated. The Company assesses its accounting estimates and judgements every reporting period.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b)	COVID-19 Estimation Uncertainty

During the three months ended March 31, 2020, the global financial markets have been negatively impacted by the novel Coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020. This has led to significant global economic uncertainty, and the current outbreak of COVID-19 could have a material adverse effect on the Company’s operations and the operations of the Company’s suppliers and customers. At this time, the Company has not had any stoppages related to the production and sales of its cannabis, however, this could change based on future developments. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company's facilities. The extent to which COVID-19 impacts the Company’s operations will depend on future developments, which continue to be highly uncertain and cannot be predicted with confidence.

In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at March 31, 2020 include the following:

	Ownership Interest	Ownership Interest
	as at March 31	as at December 31
Name of Entity	2020	2019
Emerald Health Therapeutics Canada Inc. (EHTC)	100%	100%
Emerald Health Naturals Inc. (Naturals)	51%	51%
Avalite Sciences Inc. (Avalite)	100%	100%
Pure Sunfarms Corp. (Pure Sunfarms)	42.6%	46.5%
Verdélite Sciences Inc. (Verdélite)	100%	100%
Verdélite Property Holdings Inc.	100%	100%

During the quarter ended March 31, 2020, the Company’s equity interest in its associate, its Joint Venture Pure Sunfarms Corp. (“Pure Sunfarms”) was reduced from 46.47% to 42.60%. See Note 9 for discussion on change in ownership interest during the period and Note 21, for change in ownership interest subsequent to March 31, 2020.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

d)	Cash and cash equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents include cash and redeemable short-term investment certificates held at major financial institutions as follows:

		March 31	December 31
	Interest Rate %	2020	2019
		$	$
GIC - Maturing February 5, 2020	1.50%	-	200
GIC - Maturing November 9, 2020	2.25%	30	30
GIC - Maturing February 3, 2021	1.50%	102	-
Total		132	230

3.	Accounts Receivable

The Company’s accounts receivable are comprised of:

	March 31	December 31
	2020	2019
	$	$
Goods and services tax refund receivable	111	1,181
Trade receivables	960	697
Other receivables	34	47
	1,105	1,925

Accounts receivable are neither impaired nor past due.

4.	Biological Assets

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

	March 31	December 31
	2020	2019
	$	$
Carrying amount, beginning of year	4,159	1,089
Effect of unrealized changes in fair value of biological assets	2,482	3,703
Biological assets purchased	-	197
Biological asset expensed in research and development	-	(169)
Biological assets sold	-	-
Transferred to inventory upon harvest	(1,838)	(661)
Carrying amount, end of period	4,803	4,159

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As at March 31, 2020, included in the carrying amount of biological assets is $85 (December 31, 2019 - $85) in seeds and $4,718 (December 31, 2019 - $4,074) in live plants.

The following inputs and assumptions are categorized within Level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of the biological assets in future periods:

Inputs and assumptions	Description
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of costs to sell for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.
Average yield per plant	Represents the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant. Based on historical yields.
Average cost per plant	Represents costs incurred to grow plants at different stages of the production cycle.
Stage of completion in the production process	Calculated by taking the weighted average number of days in produciton over a total average grow cycle of approximately 14 to 16 weeks based on location and strain.
Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labour, growing materials, as well as indirect costs such as indirect labour, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $172 at March 31, 2020 (December 31, 2019 - $168). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $310 at March 31, 2020 (December 31, 2019 - $259).

As of March 31, 2020, the weighted average stage of growth for the biological assets was 55% (December 31, 2019 – 45%). The average number of days from the point of propagation to harvest is 109 days.

The Company’s estimates are, by their nature, subject to change and changes in the significant assumptions will be reflected in the gain or loss on biological assets in future periods.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

5.	Inventory

The Company’s inventory is comprised of:

	March 31	December 31
	2020	2019
	$	$
Dried bulk cannabis and packaged inventory	3,918	3,545
Cannabis oils	1,921	2,465
Goods for resale	-	-
Supplies and consumables	776	578
	6,615	6,588

During the three months ended March 31, 2020, inventory expensed to cost of goods sold was $2,138 (March 31, 2019 - $2,705). The fair value change in biological assets included in cost of sale during the three months ended March 31, 2020 was a gain of $644 (March 31, 2019 – gain of $719).

During the three months ended March 31, 2020, a write-off of $1,054 was recognized for dried cannabis and packaged inventory (March 31, 2019 - $Nil) related to product deterioration and limited remaining shelf life.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

6.	Property, Plant and Equipment

The Company’s property, plant and equipment continuity is as follows:

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Costs:
Balance, December 31, 2018	476	12,014	1,682	2,688	270	861	17,991
Acquired Through Naturals	-	-	34	-	13	66	113
Additions	-	20,612	758	4,203	73	526	26,172

Balance, December 31, 2019	476	32,626	2,474	6,891	356	1,453	44,276
Additions	-	108	-	120	4	6	238
Disposals	-	-	-	(21)	-	-	(21)
Balance, March 31, 2020	476	32,734	2,474	6,990	360	1,459	44,493

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation:
Balance, December 31, 2018	-	154	155	548	76	92	1,025
Additions	-	554	364	654	99	180	1,851

Balance, December 31, 2019	-	708	519	1,202	175	272	2,876
Additions	-	335	146	319	27	68	895
Disposals	-	-	-	(1)	-	-	(1)
Balance, March 31, 2020	-	1,043	665	1,520	202	340	3,770

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Net book value:
March 31, 2020	476	31,691	1,809	5,470	158	1,119	40,723
December 31, 2019	476	31,918	1,955	5,689	181	1,181	41,400

Depreciation relating to manufacturing equipment and production facilities is capitalized into biological assets and inventory and is expensed to cost of sales upon the sale of goods. For the three months ended March 31, 2020, $314 (March 31, 2019 - $106) of depreciation was recognized in cost of sales.

Plant under construction

During 2019, Phase 1 of construction on the Company’s new self-constructed production facility located in Metro Vancouver, British Columbia was completed. $14,343 was transferred from plant under construction to property, plant and equipment and began to be amortized. As at March 31, 2020, $8,532 of expenditures were capitalized to plant under construction relating to Phase 2 of the facility (December 31, 2019 - $8,407).

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

7.	Business Combinations

a) Business Combinations Completed during the Year Ended December 31, 2019

(i)	Emerald Health Naturals

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Naturals. Naturals holds the Canadian distribution rights to EHB’s product line which focuses on health and wellness products that tap into the bodies Endocannabinoid System through the use of non cannabis-based ingredients. The Company controls Naturals and it has been consolidated, with a non-controlling interest recognized for the EHB owned portion.

b) Business Combinations Completed during the Year Ended December 31, 2018

(i)	Verdélite Sciences Inc.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90,000, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22,500 in cash upon closing and $45,000 was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were held in escrow until May 1, 2019. The remaining $22,300 was originally payable in cash to the vendors of Verdélite (the “Vendors”) on May 1, 2019.

On May 1, 2019, the Vendors elected to receive $7,500 of the remaining $22,300 as shares of the Company, with the remaining $14,800 of the Purchase Price to be paid on or before May 30, 2019. The Company treated this change to the terms of settlement for the purchase of Verdélite as an extinguishment of the original terms, and not a modification under IFRS 9, Financial Instruments. The shares issued to the Vendors were valued on the five-day volume-weighted average price of the Common Shares of the Company on the TSXV, discounted 10%, calculated as of April 30, 2019. This resulted in the issuance of 2,129,707 Common Shares to the Vendors, at a deemed share price of $3.52 per Common Share. Under IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, when equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, an entity shall measure them at the fair value of the equity instruments issued. The difference between the carrying amount of the financial liability extinguished and the consideration paid is recognized in profit or loss in the consolidated statements of loss and comprehensive loss. The fair value of the equity issued to the Vendors on May 1, 2019 was $3.85 per share, resulting in a loss of $864 being recognized by the Company in the consolidated statements of loss and comprehensive loss.

An additional loss was recognized on the renegotiation of terms of settlement, as the Company initially recorded the liability at $22,300, adjusted from the $22,500 based on working capital adjustments. The difference of $165 was recognized as a loss by the Company and was included in the loss on settlement of deferred payment of $864 in the consolidated statements of loss and comprehensive loss.

On May 30, 2019, the Company renegotiated the terms of the remaining $15,000 payable to the Vendors. $5,000 cash was paid in June 2019, with subsequent monthly payments of $1,000 commencing mid July through to mid November 2019, with a final payment of $5,000 plus accrued interest due on December 16, 2019. Interest on the full $15,000 balance began accruing May 31, 2019 at a rate of 10% per annum and accrues until such time as the entire balance is repaid.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The amount outstanding as at March 31, 2020 was $8,193. The Company is in negotiations to settle this amount.

8.	Intangible Assets

The Company’s intangible assets continuity is as follows:

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Cost:	$	$	$	$	$
Balance, December 31, 2018	369	-	89,026	194	89,589
Acquired through Naturals (Note 7(a)(i))	89	-	149	11	249
Additions	344	370	-	1,031	1,745
Impairment	-	-	(65,122)	-	(65,122)

Balance, December 31, 2019	802	370	24,053	1,236	26,461
Additions	2	-	-	32	34
Balance, March 31, 2020	804	370	24,053	1,268	26,495

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Accumulated amortization:	$	$	$	$	$
Balance, December 31, 2018	-	-	2,917	60	2,977
Additions	-	-	3,679	279	3,958

Balance, December 31, 2019	-	-	6,596	339	6,935
Additions	-	-	215	132	347
Balance, March 31, 2020	-	-	6,811	471	7,282

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Net book value:	$	$	$	$	$
March 31, 2020	804	370	17,242	797	19,213
December 31, 2019	802	370	17,457	897	19,526

9.	Investment in Joint Venture

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at December 31, 2019	64,603
Equity adjustment due to change of ownership	(2,049)
Share of income	5,205
Balance at March 31, 2020	67,759

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Summarized financial information or Pure Sunfarms is set out below:

	March 31	December 31
	2020	2019
	$	$
Non-current assets	150,120	141,117
Current assets (a)	96,607	82,340
Total assets	246,727	223,457

Non-current liabilities	28,490	26,558
Current liabilities	62,563	60,116
Total liabilities	91,053	86,674
(a) includes cash and cash equivalents	862	9,555

	Three months ended	Three months ended
	March 31	March 31
	2020	2019
	$	$
Sales	18,004	14,359
Cost of Sales (b)	8,607	5,076
Gross margin before fair value changes	9,397	9,283

Change in fair value of biological asset	(3,203)	(8,114)
Gross margin	12,600	17,397
Selling, general and administrative expenses	3,255	1,328
Income from operations	9,345	16,069

Other income	5,484	64
Income before taxes	14,829	16,133

Provision for income taxes	3,938	4,705
Net income	10,891	11,428
(b) includes $619,417 of amortization expense (March 31, 2019 - $606,265)

Net Income	10,891	11,428
Elimination of transactions with the Company	2,371	(810)
Fair value adjustment	(1,567)	1,006
Adjusted net income	11,695	11,624
Share of income from Joint Venture (1)	5,205	5,812
Share of income from joint venture net of fair value adjustment	4,328	1,252

(1) During the year ended December 31, 2019, the Company's share of income from the Joint Venture was 50% up until November 18, 2019. Subsequently, the Company’s share of ownership decreased to 46.47%. During the three months ended March 31, 2020, the Company’s share of ownership decreased to 42.60%.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

	March 31	December 31
	2020	2019
	$	$
Total net assets of Pure Sunfarms	155,674	136,784
Ownership interest held by the Company	66,323	65,105
Cumulative adjustments carried forward	523	2,669
Fair value adjustment recognized during the period	(696)	(3,563)
Elimination of transactions with the Company during the period	1,089	(128)
Transaction costs cumulative	520	520
Carrying amount of the investment	67,759	64,603

As at March 31, 2020, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

On March 9, 2020, the Company completed a Settlement Agreement (the “Settlement Agreement”) with its Joint Venture partner. Pursuant to the Settlement Agreement, the Supply Agreements (collectively, the "Supply Agreements") entered into between the Company and Pure Sunfarms dated December 21, 2018 (the “2018 Supply Agreement”), which was for the 40% supply provision by Pure Sunfarms to the Company in 2019, at a guaranteed price for 2019, and dated March 29, 2019, which was for the 25% supply provision by Pure Sunfarms, at a guaranteed price adjusted on a semi-annual basis to the Company from 2020 to the end of 2022, respectively, were both terminated effective as of December 31, 2019, and the Company was released from all previous, current, and future obligations, liabilities and payments thereunder. The termination of the Supply Agreements removed the uncertainty regarding the potential obligation of the Company to make any payments to Pure Sunfarms under the terms of those Agreements and provided the Company with full flexibility regarding future access to, and supply of, wholesale cannabis. In exchange, the Company forfeited all amounts due from Pure Sunfarms pursuant to a shareholder’s loan of $13,000 plus accrued interest of $1,062 that the Company previously advanced to Pure Sunfarms. This was effective as of December 31, 2019.

Effective November 18, 2019, the Company cancelled 5,940,000 of its common shares of Pure Sunfarms (previously held in escrow), fully resolving all issues in the arbitration process related to the Company’s decision to offset a $5,940 payment against its shareholder loan in November 2019 regarding the Delta 2 greenhouse. This reduced the Company’s share ownership to 46.47% as of the year ended December 31, 2019.

On March 9, 2020 the Company also issued a promissory note to Pure Sunfarms in the amount of $952 which bears interest at a rate of 6.2% per annum and will mature on the earlier of (a) December 31, 2020; (b) the Company ceasing to be a shareholder of Pure Sunfarms; or (c) the acquisition by any party of a majority of the outstanding shares of the Company. The principal amount is the amount owed by the Company to Pure Sunfarms as remittance for bulk sales under the 2018 Supply Agreement.

As part of the Settlement Agreement the Company also transferred 2.5% of its Pure Sunfarms equity to Village Farms. The Parties agreed that the $8,000 provided by Village Farms to Pure Sunfarms in 2020 was to be converted into additional common shares of Pure Sunfarms. Upon completion of this conversion and the other transactions referred to above, the Company holds a 42.60% equity interest in Pure Sunfarms and continues to retain three of six seats on the Pure Sunfarms board of directors as at March 31, 2020.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

10.	Related Party Transactions

With Emerald Health Sciences Inc.

As of the three months ended March 31, 2020, Emerald Health Sciences Inc. (“Sciences”) held an aggregate of 39,401,608 Common Shares, representing 22% (December 31, 2019 – 29,687,942 shares, representing 18%) of the issued and outstanding Common Shares and it also held 9,099,706 (December 31, 2019 –9,099,706) common share purchase warrants of the Company.

Sciences charged the Company $Nil during the three months ended March 31, 2020 (March 31, 2019 -$1,050) for services related to financing, business development, research and development, investor relations and acquisition activities. On October 1, 2019, the Company and Sciences amended the previously disclosed third amended and restated independent contractor agreement pursuant to which Sciences provided certain management services to the Company. No services were provided by Sciences in the three months ended March 31, 2020. The amount owing at March 31, 2020 is $1,704 (December 31, 2019 -$1,846). This amount is included in the due to related parties caption on the condensed interim consolidated statements of financial position and is non-interest bearing. As at March 31, 2020, Sciences owed the Company $31 (December 31, 2019 – $31) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the condensed interim consolidated statements of financial position and is non-interest bearing.

In July 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $15,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 12% per annum and are repayable on demand. On January 31, 2020, the Company settled its outstanding balance related to the loan agreement and accrued loan interest totalling $794 as well as its outstanding balance related to trade payables for hemp purchased totalling $2,023, by way of issuance of shares for debt. The Company issued 9,713,666 common shares of the Company at a deemed price of $0.29 per Common Share.

On October 4, 2019, the Company announced that it had entered into a sublease agreement (the “Sublease Agreement”) and a cultivation agreement (the “Cultivation Agreement”) with Sciences. Pursuant to the Sublease Agreement, the Company agreed to sublease 12 acres of land in Metro Vancouver to Sciences for which Sciences agreed to pay the Company rent equal to the amount that the Company pays to the head-landlord for the subleased land. Pursuant to the Cultivation Agreement, Sciences granted the Company the right to cultivate cannabis, for the sole benefit of the Company, on the subleased land. In exchange for this right, the Company agreed to waive the amounts payable by Sciences under the Sublease Agreement. During the period and subsequent to the period ended March 31, 2020, the Company terminated both the Sublease Agreement and the Cultivation Agreement, with no payments having occurred between Sciences and the Company under either agreement.

With the Company’s Joint Venture

As of March 31, 2020, Pure Sunfarms owes the Company $170 (December 31, 2019 - $170) for expenditures made on behalf of the Joint Venture. As at March 31, 2020 the Company owes to Pure Sunfarms $957 (December 31, 2019 - $957), of which $952 of this amount is for a promissory note that was issued on March 9, 2020 as part of the settlement agreement with the Company’s Joint Venture. The note bears interest at a rate of 6.2% per annum, and will mature on the earlier of (a) December 31, 2020; (b) the Company ceasing to be a shareholder of Pure Sunfarms; or (c) the acquisition by any party of a majority of the outstanding shares of the Company. The principal amount is the amount owed by the Company to Pure Sunfarms as remittance for bulk sales under the 2018 Supply Agreement.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

With a Company Controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the three months ended March 31, 2020, the Company paid to the Landlord $85 (March 31, 2019 - $85) in rent. The Landlord was reimbursed by the Company for $Nil during the three months ended March 31, 2020 (March 31, 2019 - $159) for development fees and services related to construction of the Company’s new facility. As of March 31, 2020, the Company owed $Nil (March 31, 2019 - $166) to the Landlord. As at March 31, 2020, the Company recognized lease liabilities of $3,545 (December 31, 2019 -$3,554) relating to the land in Metro Vancouver with a corresponding right of use asset.

With a Company Whose CEO is Also a Director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc. (“Avricore”, formerly VANC Pharmaceuticals Inc.). Naturals holds 3,030,303 common share purchase warrants of Avricore.

With a Company Whose President is Also a CEO of the Subsidiary

Naturals owes to GAB $69 (December 31, 2019 - $93) for expenditures made on behalf of Naturals.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman, the Chief Executive Officer and President, the Chief Financial Officer, and the Chief Commercial Officer includes the following expenses recognized during the period:

	For the three	For the three
	months ended	months ended
	March 31 2020	March 31 2019
	$	$

Wage and short term benefits	595	246
Share-based compensation (Note 13)	345	357
	940	603

Included in Due to Related Parties on the condensed interim consolidated statements of financial position at March 31, 2020 is $169 (March 31, 2019 - $138) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

These transactions are recorded at the amounts agreed upon between the two parties.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

11.	Convertible Debenture

During the three months ended March 31, 2020, interest expense of $384 which had accrued during the year ended December 31, 2019, was settled with the issuance of 1,322,627 common shares of the Company.

During the three months ended March 31, 2020 interest expense of $312 and accretion expense of $449 was recorded.

12.	Share Capital

Authorized

  Unlimited number of Common Shares without par value

  Unlimited number of preferred shares without par value, issuable in series

Issued

  182,367,493 Common Shares (December 31, 2019 – 160,986,373)

  Nil preferred shares (December 31, 2019 – Nil)

During the three months ended March 31, 2020, the outstanding share capital increased by 21,381,120 Common Shares due to the following transactions:

  The Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”) in the three months ended March 31, 2019. In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39,000 to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the common shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the common shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. During the three months ended March 31, 2020 the Company did not issue any Common Shares in connection with the ATM Program;

  Issued 9,713,666 Common Shares with a value of $2,914 to settle an outstanding loan amount and trade payables with a related party (see Note 10);

  Issued 1,322,627 Common Shares with a value of $384 to settle an outstanding interest on the convertible debentures (see Note 11); and

  During February 2020, the Company closed a private placement resulting in the issuance of 10,344,827 units at a price of $0.29 per unit, for gross proceeds of $3,000. Each unit consisted of one Common Share and one common share purchase warrant. The warrants were valued using the residual value method at $165 (Note 14).

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

13.	Share-Based Compensation

(a) Stock Options

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant. The maximum number of common shares issuable upon the exercise or redemption and settlement of all awards granted shall not exceed 10% of the issued and outstanding shares at the time of granting of such award less the number of shares reserved for issuance under all other security based compensation arrangements of the Company. The following types of awards can be issued: stock options, share appreciation rights, restricted share units and other performance awards.

The following table summarizes the stock options that remain outstanding as at March 31, 2020:

		Weighted Average
	Stock Options	Exercise Price
	#	$
Balance at December 31, 2018	9,894,211	2.31
Granted	6,615,500	3.77
Forfeited	(2,564,934)	3.77
Exercised	(1,563,143)	0.74
Balance at December 31, 2019	12,381,634	2.99
Granted	4,580,000	0.29
Forfeited	(1,515,875)	3.42
Balance at March 31, 2020	15,445,759	2.15

During the three months ended March 31, 2020, the Company granted 4,580,000 stock options to employees and consultants. The stock options granted had exercise prices between $0.29 and $0.32, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $0.17. There were no options exercised during the three months ended March 31, 2020.

The fair values of the options granted during the three months ended March 31, 2020 and 2019 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	March 31	March 31
	2020	2019
Risk free interest rate	1.47% - 1.65%	1.54% - 1.85%
Expected life of options (years)	2.54	2.75
Expected annualized volatility	93.07% - 95.61%	103.86% - 105.68%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$0.17	$2.20

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

Incentive stock options outstanding and exercisable at March 31, 2020 are summarized as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

			Outstanding		Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.18 - 0.43	4,526,250	4.84	0.29	1,155,000	0.29
0.44 - 0.50	1,500,000	0.07	0.45	1,500,000	0.45
0.51 - 0.94	928,333	1.50	0.72	928,333	0.72
0.95 - 1.49	983,801	4.43	1.26	817,145	1.25
1.49 - 3.40	1,604,250	3.79	2.72	694,625	2.89
3.40 - 4.23	3,925,625	4.11	4.10	2,036,250	4.10
4.25 - 5.69	1,977,500	2.83	4.44	1,445,000	4.44
	15,445,759	3.60	2.15	8,576,353	2.27

The Company recorded share-based compensation expense related to the stock options of $691 for the three months ended March 31, 2020 (March 31, 2019 - $1,838).

(b) Restricted Share Units (“RSUs”)

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

		Weighted average
		fair value per
	Number of RSUs	unit at issue
	#	$
Balance at December 31, 2018	830,000	3.74
Granted	475,000	4.15
Settled	(355,000)	4.27
Forfeited	(280,000)	2.06
Balance at December 31, 2019	670,000	4.46
Granted	375,000	0.30
Forfeited	(45,000)	4.15
Balance at March 31, 2020	1,000,000	2.91

During the three months ended March 31, 2020, the Company issued 375,000 RSUs to various employees and consultants, that vest on February 6, 2021 and settle in Common Shares. The Company recorded share-based compensation expense related to the RSUs of $295 for the three months ended March 31, 2020 (March 31, 2019 – $185).

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

14.	Warrants

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance at December 31, 2018	8,411,764	2.92
Issued in September 2019	12,500,000	2.00
Issued in November 2019	4,385,965	0.75
Issued in December 2019	5,172,942	0.39
Expired	(4,000,000)	5.20
Balance at December 31, 2019	26,470,671	1.29
Issued in February 2020	10,344,827	0.39
Balance at March 31, 2020	36,815,498	1.04

Expire:
November 2021	4,411,764	0.85
September 2021	12,500,000	2.00
November 2024	4,385,965	0.75
December 2024	5,172,942	0.39
February 2025	10,344,827	0.39
Balance at March 31, 2020	36,815,498	1.04

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

15.	Leases

The Company’s leases consist primarily of land, office space, as well as miscellaneous production and other equipment. Information about the right-of-use assets and associated lease liabilities are seen below.

a) Right-of-Use Assets

	Land	Buildings	Equipment	Total
	$	$	$	$
Costs:
Balance, applied January 1, 2019	3,634	1,372	178	5,184
Additions	-	1,774	21	1,795
Disposals	-	-	(38)	(38)
Balance, applied December 31, 2019	3,634	3,146	161	6,941
Additions	-	2	-	2
Balance, March 31, 2020	3,634	3,148	161	6,943

Accumulated Depreciation:
Balance, applied January 1, 2019	182	450	22	654
Additions	121	518	20	659
Balance, applied December 31, 2019	303	968	42	1,313
Additions	30	162	9	201
Balance, March 31, 2020	333	1,130	51	1,514

Carrying value:
March 31, 2020	3,301	2,018	110	5,429
December 31 2019	3,331	2,178	119	5,628

b) Lease Liabilities

The following table reconciles the opening and ending balances of the lease liabilities:

$
Lease liabilities recognized at December 31, 2019	5,944
Lease liability additions	2
Lease payments	(274)
Interest incurred	99
Balance, March 31, 2020	5,771

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company expects the following maturities of its undiscounted lease liabilities:

Contractual Undiscounted Cash Flows:
$
Within 1 year	691
1 - <3 years	1,198
3 - <5 years	835
Over 5 years	7,200
Balance, March 31, 2020	9,924

For the three months ended March 31, 2020 an amount of $72 (March 31, 2019 - $7) has been recorded in operating costs for the Company related to variable lease payments, and amounts relating to short term leases, and leases for low value assets.

16.	Revenue

A summary of the Company’s sales by product line is provided in the table below:

	For the three	For the three
	months ended	months ended
	March 31 2020	March 31 2019
	$	$
Dried Cannabis	1,964	2,275
Cannabis Oils	1,271	333
Other	98	2
Total	3,333	2,610

17.	General and Administrative Expenses

	For the three	For the three
	months ended	months ended
	March 31 2020	March 31 2019
	$	$
Professional, director and consulting fees	653	1,075
Corporate communications and media	54	585
Wages and benefits	1,413	1,398
Office and general	593	1,029
Travel and accommodations	68	54
Total	2,781	4,141

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

18.	Segmented Information

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Company’s CEO, for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include sales, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments. The two reportable segments are (i) Cannabis; and (ii) Other. The Company primarily operates in the Cannabis segment.

	Cannabis	Other	Total
	$	$	$
For the three months ended March 31, 2020
Sales	3,289	44	3,333
Interest income	13	-	13
Loss from operations	(3,056)	(3,814)	(6,870)
Net loss and comprehensive loss	(530)	(4,349)	(4,879)
Share of income from joint venture	5,205	-	5,205

For the three months ended March 31, 2019
Sales	2,610	-	2,610
Interest income	70	568	638
Loss from operations	(3,499)	(6,419)	(9,918)
Net loss and comprehensive (loss) income	2,330	(5,979)	(3,649)
Share of income from joint venture	5,812	-	5,812

19.	Financial Instruments

Financial instruments are measured either at fair value or at amortized cost.

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments. These are carried at amortized cost.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
As at March 31, 2020	$	$	$	$
Financial Assets
Long-term investments	58	41	-	99

As at December 31, 2019
Financial Assets
Long-term investments	50	31	-	81

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at March 31, 2020 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business. The majority of the trade receivables held are with crown corporations.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. Please refer to Note 1 for discussion on the Company’s ability to cover its current liabilities.

COVID-19

The spread of COVID-19 is expected to have a material adverse effect on global and regional economies, and continues to negatively impact stock markets, including the trading price of the Company’s shares. The adverse effects on the economy, the stock market, and the Company’s share price could adversely impact the Company’s ability to raise capital, or its ability to pursue other strategic initiatives.

20.	Capital Management

As at March 31, 2020, the capital structure of the Company consists of $156,723 (December 31, 2019 -$156,621) in shareholders’ equity and debt.

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

21.	Subsequent Events

Joint Venture Expands Credit Facility

On April 3, 2020, the Company announced that its Joint Venture had expanded its credit facility with its existing lender to $59,000 including accordion provisions of $20,000. The expanded credit facility (the “Credit Facility”) consists of a $7,500 revolving operating loan (the “Revolver”) and a $12,500 term loan (the “New Term Loan”), in addition to its existing $19,000 term loan (the “Existing Term Loan”). The New Term Loan is specifically designated for the 1.1 million square foot Delta 2 greenhouse while the Existing Term Loan is specifically designated for the 1.1 million square foot Delta 3 greenhouse. The $7,500 Revolver and the $12,500 New Term Loan include an accordion provision that allows the Joint Venture to request additional lender commitments of up to an additional $7,500 and $12,500, respectively, subject to an additional lender entering the syndicate on or before May 30, 2020. Each of the components of the Credit Facility, including the existing term loan, mature on February 7, 2022. As part of this transaction, Village Farms has completed an additional investment in the Joint Venture of $8,000, which reduced the Company’s equity position in the Joint Venture by 1.3% to 41.3%.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Amended Warrant Terms

On April 9, 2020, the Company amended the terms of certain common share purchase warrants that were originally issued on September 9, 2019 (the “September Warrants”). An aggregate of 12,500,000 September Warrants were initially issued at an exercise price of $2.00 per Common Share of the Company in connection with a $25,000 convertible debenture financing. The Company amended the exercise price of the September Warrants such that: 6,250,000 September Warrants will have an exercise price of $0.17 per Common Share (the "$0.17 Warrants"). If, at any time prior to the expiry date of the $0.17 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2125 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.17 Warrants accelerating the expiry date of the $0.17 Warrants to the date that is 30 days following the date of such notice; and 6,250,000 Warrants will have an exercise price of $0.21 per Common Share (the "$0.21 Warrants"). If, at any time prior to the expiry date of the $0.21 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2625 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.21 Warrants accelerating the expiry date of the $0.21 Warrants to the date that is 30 days following the date of such notice (collectively, the “Warrant Repricing”).

All other provisions of the September Warrants will remain the same and all Warrants will still expire on September 9, 2021. Upon TSXV approval, the holders of the $0.17 Warrants immediately exercised all such warrants for proceeds of $1,063 to the Company.

Sublease and Cultivation Agreements

On May 27, 2020, the Company announced that it had terminated certain related party agreements pertaining to its cannabis cultivation operation in Metro Vancouver. Previously existing rights and continuing usage of the land and its cultivation operation in Metro Vancouver are unaffected by these terminations.

Both the Sublease Agreement and Cultivation Agreement with Sciences, discussed above in Note 10, were previously announced on October 4, 2019. The Company and Sciences agreed not to pursue the transactions contemplated by such agreements and agreed to terminate both the Sublease Agreement and the Cultivation Agreement. The Company has not made any payments to Sciences under either the Sublease Agreement or the Cultivation Agreement. The Company’s previously existing rights related to the 12-acre parcel that was subject to the Sublease Agreement and the Cultivation Agreement are unaffected by these terminations.

Equity Financing

On June 2, 2020, the Company closed a prospectus offering issuing 11,351,351 units at a price of $0.185 per unit for total gross proceeds of $2,100. Each unit consists of one Common Share of the Company and one Common Share purchase warrant. Each Warrant will entitle the holder thereof to acquire one Common Share of the Company (each a “Warrant Share”) at a price of $0.27 per Warrant Share for a period of three years.